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                                                                     EXHIBIT 8.2

                       [DORSEY & WHITNEY LLP LETTERHEAD]


                               February 16, 1999


SPI Holdings, Inc.
9550 Hermosa Avenue
Rancho Cucamonga, CA 91730

     Re: Federal Income Tax Consequences of Merger of SPI Merger Sub, Inc. with and into SPI Holdings, Inc.

Ladies and Gentlemen:

     We have acted as counsel to SPI Holdings, Inc., a Colorado corporation ("SPI"), in connection with the merger of SPI Merger Sub, Inc., a Colorado corporation ("Merger Subsidiary"), a wholly owned subsidiary of Modtech Holdings, Inc., a Delaware corporation ("Holdings"), with and into SPI, pursuant to that certain Agreement and Plan of Reorganization and Merger dated as of September 28, 1998 (the "Merger Agreement"), by and between SPI and Modtech, Inc., a California corporation ("Modtech"). In accordance with the Merger Agreement, we are rendering the following opinion to SPI. Unless otherwise provided herein, capitalized terms used herein shall have the meanings assigned to them in the Merger Agreement.

     At the Effective Time of the SPI Merger and pursuant to the Merger Agreement, Merger Subsidiary will be merged with and into SPI and the separate existence of Merger Subsidiary will cease. Pursuant to the SPI Merger, each share of SPI Common Stock and SPI Preferred Stock (collectively, "SPI Capital Stock") issued and outstanding at the Effective Time of the SPI Merger (other than shares as to which statutory dissenters' appraisal rights have been exercised) will be converted into and exchanged for 1.8785 shares of Holdings Common Stock or, at the SPI shareholder's election, for $49.4097 for up to 5.9176% of the shareholder's SPI Capital Stock.


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SPI Holdings, Inc.
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           SPI has asked for our opinion concerning certain federal income tax consequences of the SPI Merger. For purposes of rendering this opinion, we have examined the Merger Agreement and such other instruments and documents as we have deemed necessary or appropriate, and we have reviewed such questions of law as we have considered necessary or appropriate.

           Our opinion is based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the current Treasury Department Regulations issued thereunder, the current published administrative positions of the Internal Revenue Service contained in revenue rulings, revenue procedures and other administrative pronouncements, and judicial decisions, all of which are subject to change prospectively and retroactively. Any change in such authorities may affect the opinions rendered herein. In rendering this opinion, we have relied upon the representations and warranties set forth in the Merger Agreement and the representations set forth in the Certificates dated the date hereof delivered to us by SPI and Holdings (collectively, the "Certificates"). Our opinion is also based on the assumption that SPI and Merger Subsidiary will at all times comply with the terms of the Merger Agreement and that the SPI Merger will be consummated in the manner described therein.

           An opinion of counsel is predicated upon all facts and conditions set forth in the opinion and is based upon counsel's analysis of the statutes, regulatory interpretation and case law in effect as of the date of the opinion. It is not a guarantee of the current status of the law and should not be accepted as a guarantee that a court of law or an administrative agency will concur in the opinion.

           Based upon the foregoing, it is our opinion that the following federal income tax consequences will result from the SPI Merger:

      1. The SPI Merger will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(B) of the Code and SPI, Holdings and Merger Subsidiary each will be a party to the reorganization within the meaning of Section 368(b) of the Code.

      2. No income, gain or loss will be recognized by SPI or Holdings as a result of the SPI Merger.

      3. No gain or loss will be recognized by the holders of SPI Capital Stock upon the exchange of SPI Capital Stock solely for Holdings Common Stock pursuant to the SPI Merger.

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SPI Holdings, Inc.
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      4.   Gain, if any, but not loss, will be recognized by an SPI shareholder upon the exchange of SPI Capital Stock for cash in the SPI Merger. Such gain will be recognized in an amount equal to the difference between the fair market value of the Holdings Common Stock and cash received, and the SPI shareholder's adjusted tax basis in the SPI Capital Stock surrendered in the SPI Merger; provided, however, that the amount of gain recognized will not exceed the amount of cash received. If, as described below, the exchange has the effect of a distribution of a dividend, the gain recognized will be treated as a dividend to the extent of the shareholder's ratable share of SPI's earnings and profits, as determined for federal tax purposes. Any gain which does not have the effect of a distribution of a dividend or which exceeds the shareholder's ratable share of SPI's earnings and profits will be capital gain (provided that the SPI Capital
           Stock held by the SPI shareholder was held as a capital asset at the Effective Time).

      5. The basis of the Holdings Common Stock (including any fractional shares for which cash is received as described below) received by an SPI shareholder who exchanges SPI Capital Stock for Holdings Common Stock and cash will be the same as the basis of the SPI Capital Stock surrendered in the SPI Merger, decreased by the amount of cash received by such shareholder, and increased by the amount of capital gain recognized by such shareholder and the amount treated as a dividend to such shareholder.

      6. The holding period of the Holdings Common Stock received by an SPI shareholder will include the period during which the SPI Capital Stock surrendered in exchange therefor was held (provided that such SPI Capital Stock was held as a capital asset at the Effective Time).

      7. Cash received by an SPI shareholder in lieu of a fractional share of Holdings Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share of Holdings Common Stock which such shareholder would otherwise be entitled to receive, and will qualify as capital gain or loss (assuming the Holdings Common Stock was a capital asset in such shareholder's hands at the Effective Time).

           The determination of whether the exchange of SPI Capital Stock for cash pursuant to the SPI Merger has the effect of a distribution of a dividend will be made, on a shareholder-by-shareholder basis, by applying the rules of
Section 302 of the Code and by comparing the

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SPI Holdings, Inc.
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proportionate, percentage interest of a former SPI shareholder in Holdings after the SPI Merger with the proportionate, percentage interest in Holdings such shareholder would have had if such shareholder had received solely Holdings Common Stock pursuant to the SPI Merger. This comparison is made as though Holdings had issued solely Holdings Common Stock to such shareholder in the SPI Merger and in a hypothetical redemption Holdings had then redeemed a portion of its Holdings Common Stock for the amount of cash the shareholder actually received in the SPI Merger. In making this comparison, it is likely that the effect of the merger of a separate subsidiary of Holdings with and into Modtech, Inc. (the "Modtech Merger") must be taken into account as though Holdings had issued solely Holdings Common Stock in the Modtech Merger and in a hypothetical redemption Holdings had then redeemed a portion of its Holdings Common Stock for the amount of cash received by the Modtech shareholders. In the hypothetical redemption analysis, there also must be taken into account any shares of Holdings Common Stock considered to be owned by such SPI shareholder by reason of the constructive ownership rules set forth in Section 318 of the Code. These constructive ownership rules apply in certain specified circumstances to attribute ownership of shares of a corporation from the shareholder actually owning the shares, whether an individual, trust, partnership or corporation, to certain members of such individuals's family or to certain other individuals, trusts, partnerships or corporations. Under these rules, a shareholder is also considered to own any shares with respect to which the shareholder holds stock options.

          Under applicable Internal Revenue Service guidelines, such a hypothetical redemption, as described above, involving a holder of a minority interest in Holdings whose relative stock interest in Holdings is minimal, who exercises no control over the affairs of Holdings and who experiences a reduction in the shareholder's proportionate interest in Holdings, both directly and by application of the foregoing constructive ownership rules, generally will not be deemed to have resulted in a distribution of a dividend under the rules set forth in Section 302(b)(1) of the Code. The determination of whether cash received pursuant to the SPI Merger will be treated as the distribution of a dividend generally will depend upon the facts and circumstances peculiar to each SPI shareholder.

          The Merger Agreement provides that, subject to the limits therein, each SPI shareholder may elect which of such shareholder's SPI Capital Stock, if any, will be exchanged for cash in the SPI Merger. In the event the receipt of cash by an SPI shareholder is not treated as a dividend, as explained above, the tax treatment of the cash may be different depending on which shares of SPI Capital Stock are deemed to be exchanged for cash and which shares are deemed to be exchanged for Holdings Common Stock. While there is some authority suggesting that a shareholder's allocation of stock and cash to certain shares of SPI Capital Stock should be respected, there can be no assurance that the Service will not take a contrary position.
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SPI Holdings, Inc.
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          The foregoing opinion is being furnished to you solely for your benefit in connection with the SPI Merger and may not be relied upon by, nor may copies be delivered to, any person without our prior written consent. Our opinion is limited to the matters expressly addressed in the seven (7) numbered paragraphs above. No opinion is expressed and none should be inferred as to any other matter.

          Our opinion is effective as of the date hereof and will remain effective as of the Effective Time of the SPI Merger provided that (i) the representations and warranties set forth in the Merger Agreement remain true and correct as of the Effective Time of the SPI Merger, (ii) the representations set forth in the Certificates remain true and correct as of the Effective Time of the SPI Merger, (iii) the assumptions set forth above prove to be true and correct, (iv) the SPI Merger is consummated in accordance with the present terms of the Merger Agreement, and (v) there are no relevant changes in the Code, the Treasury Department Regulations issued thereunder or administrative or judicial interpretations thereof.


                                   Very truly yours,



                                   /s/ Dorsey & Whitney LLP


WHH:JTA